Aluminum Corporation of China Limited

August 10, 2022

Via EDGAR

Mr. Joseph Klinko and Ms. Lily Dang
Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Aluminum Corporation of China Limited
Form 20-F for Fiscal Year Ended December 31, 2021
Filed April 22, 2022
File No. 001-15264

Dear Mr. Klinko and Ms. Dang:

This letter is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated July 7, 2022, relating to the Annual Report of Aluminum Corporation of China Limited (“the Company”) on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”), which was filed with the Commission on April 22, 2022. The Company expresses its appreciation to the Staff for taking the time to review the 2021 From 20-F, and for providing the helpful comments.

The Company has filed today, via EDGAR, this letter with the Commission. Exhibit A attached to this letter (“Exhibit A”) sets forth the Company’s proposed revisions to the 2021 Form 20-F, and Exhibit B attached to this letter (“Exhibit B”) sets forth the revised Technical Report Summary (the “Revised Exhibit 96.1), in each case reflecting the Company’s responses to the comment letter. The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in Exhibit A or Exhibit B in light of the comment, or providing an explanation if the Company has not fully responded to the comment.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. The page numbers in the responses, unless otherwise indicated, refer to the page numbers appearing on the bottom of Exhibit A or Exhibit B, as the case may be.

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Mr. Joseph Klinko and Ms. Lily Dang

Form 20-F for the Fiscal Year Ended December 31, 2021

Cover Page

1.	We note that you have disclosures beginning on page 17, under the heading "Our operations are affected by a number of risks relating to conducting business in the PRC," and continuing with related subjects on pages 18, 19, and 20, which appear to be partially responsive to some of the sample comments for China-Based Companies that were posted to our website in December 2021.

However, we have in this letter comments seeking the disclosure of additional information based on that guidance, and we believe that you should position or reposition all related disclosures prominently, without regard to the sectional headings utilized for the sample comments, in the forepart of the document.

In addition to the foregoing, the disclosures on pages 19 and 20, concerning your auditor being subject to the determinations announced by the PCAOB, and how the Holding Foreign Companies Accountable Act and related regulations may affect your company, as may impact the inspection interval for auditors and the amount of time before your securities may be prohibited from trading or delisted, should appear adjacent to the cover page or in advance of all other risk factor disclosures.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that an amendment to the 2021 Form 20-F or a future annual report on Form 20-F (the “Revised 20-F”) will add certain key risks at the beginning of Item 3 of the Revised 20-F, and reposition previous disclosures on pages 19 and 20 and disclosure of risks related to operating in China in advance of all other risk factor disclosures. For such proposed revisions to the 2021 Form 20-F, please refer to pages 1-7, 19, and 23-26 of Exhibit A.

Key Information, page 1
Risk Factors, page 1

2.	Provide disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China to make clear:

•	How these risks could result in a material change in your operations and/or the value of your securities, or could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of your securities to significantly decline or become worthless.

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Mr. Joseph Klinko and Ms. Lily Dang

•	How recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Revised 20-F will add certain legal and operational risks associated with being based and having the majority of our operations in China at the beginning of Item 3 of the Revised 20-F, and revise the risk factor titled “Our operations are affected by a number of risks relating to conducting business in the PRC. The PRC government has significant authority to intervene or influence the operations of a China-based company, such as us, at any time. The materialization of any such risk may result in a material adverse change to our business, prospects, financial condition and results of operations, and cause your investment in our ADSs to significantly decline in value or become worthless.” For such proposed revisions to the 2021 Form 20-F, please refer to pages 1, 2, 4 and 5 of Exhibit A.

3.	Please summarize, for purposes of risk factor disclosure, each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, and state whether you or your subsidiaries are covered by permission requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC), or any other governmental agency that is required to approve your operations.

Please also state, affirmatively, whether you have received all requisite permissions or approvals, indicate whether any permissions or approvals have been denied, and describe the consequences to you and your investors if you or your subsidiaries -

•	do not receive or maintain such permissions or approvals,

•	inadvertently conclude that such permissions or approvals are not required, or the applicable laws, regulations, or interpretations change and you are required to

•	obtain such permissions or approvals in the future.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Revised 20-F will add the disclosure titled “Requisite Permissions and Approvals” at the beginning of Item 3 of the Revised 20-F, and make conforming changes to “Regulatory Overview” section of Item 4 of the Revised 20-F. For such proposed revisions to the 2021 Form 20-F, please refer to pages 1, 2 and 63 of Exhibit A.

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Mr. Joseph Klinko and Ms. Lily Dang

4.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight the following risks.

•	The Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.

•	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Revised 20-F will add the risks related to Chinese government’s significant oversight and discretion over the conduct of our business at the beginning of Item 3 of the Revised 20-F, and revise the risk factor titled “Our operations are affected by a number of risks relating to conducting business in the PRC. The PRC government has significant authority to intervene or influence the operations of a China-based company, such as us, at any time. The materialization of any such risk may result in a material adverse change to our business, prospects, financial condition and results of operations, and cause your investment in our ADSs to significantly decline in value or become worthless.” For such proposed revisions to the 2021 Form 20-F, please refer to pages 1, 2, 4 and 5 of Exhibit A.

5.	Please provide, for purposes of risk factor disclosure, a clear description of how cash is transferred through your organization, and address the following points regarding dividends and distributions, foreign exchange, and intercompany transfers.

•	Quantify any dividends and distributions that your subsidiaries have made to the parent company, indicate which entities made such transfers, and describe their tax consequences;

•	Quantify dividends or distributions made to U.S. investors, identify the source, and describe their tax consequences;

•	Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors;

•	Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and to U.S. investors.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Revised 20-F will add a definition of “Listed Company” in “Certain Terms and Conventions” section of the Revised 20-F, and add the disclosure titled “Transfers of Cash within Our Group and Dividend Payment” at the beginning of Item 3 of the Revised 20-F. For such proposed revisions to the 2021 Form 20-F, please refer to pages vi and 2 of Exhibit A.

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Mr. Joseph Klinko and Ms. Lily Dang

6.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please add disclosure to explain how this oversight impacts your business, and to indicate the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, as an industrial producer of alumina, primary aluminum and other non-ferrous metals, our capital markets financing activities are not subject to approval by the CAC, and our ordinary course of business is not subject to permission requirements from the CAC. Accordingly, the Company believes that our business operations have not been directly affected by the regulations and policies that have been issued by the CAC to date. The Company supplementally advises the Staff that the Revised 20-F will clarify the foregoing in the disclosure titled “Requisite Permissions and Approvals” at the beginning of Item 3 of the Revised 20-F. For such proposed revision to the 2021 Form 20-F, please refer to page 2 of Exhibit A.

Item 19. Exhibits
96.1, page 141

7.	We note that the Technical Report Summary for the Boffa mine does not appear to include all of the information required by Item 601(b)(96)(iii)(B) of Regulation S-K, such as the information prescribed by subparagraphs (2)(iv), (11)(i) (point of reference), (11)(iii) (price and cost), 12(vi), (13)(v), and (19)(iii). Please discuss these deficiencies with the qualified person and arrange to obtain and file a revised Technical Report Summary that includes all of the required information.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the qualified person has prepared the Revised Exhibit 96.1 to address such comment. For the revised disclosures, please refer to pages 10, 39, 52, 55, 89 and 90 of Exhibit B.

8.	Tell us the reasons that the Boffa Mine resource and reserve estimates disclosed in your annual report do not agree with the corresponding estimates in the Technical Report Summary at Exhibit 96.1. For example, disclosures on pages 7 and 53 of the Exhibit indicate that you had 131.41 Mt of proven and probable reserves at December 31, 2021 (based on a May 2017 estimate of 153.08 Mt, less subsequent production), while disclosure on page 66 of your 20-F indicates that you had 111.69 Mt of proven and probable reserves as of December 31, 2021. Additionally, disclosures on pages 7 and 49 of the Technical Report Summary indicate that you had 148.11 Mt of measured and indicated resources, and 1806.79 Mt of inferred resources, as of December 31, 2021, while disclosure on page 65 of your 20-F indicates that you had measured and indicated resources of 125.89 Mt and inferred resources of 1535.77 Mt as of that date.

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Mr. Joseph Klinko and Ms. Lily Dang

Finally, we note that while similar quantifications of mineral resources appear in the tabulations on pages 6 and 7 of the Technical Report Summary, compared to the tabulations on pages 48 and 49 of the Resources Apart from Reserves section, the resource classifications associated with those estimates are not consistent.

Please discuss these matters with the qualified person and submit any disclosure revisions that are necessary to resolve the discrepancies between the annual report and the Exhibit, and between sections within the Exhibit. We expect that you will need to obtain and file a revised Technical Report Summary from the qualified person(s) to correct the errors in the tabulations on pages 6 and 7, or 48 and 49, also to the extent necessary to correct any errors giving rise to the other discrepancies referenced above.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the qualified person has prepared the Revised Exhibit 96.1 to address such comment. For the revised disclosures, please refer to pages 53, 46 and 47 of Exhibit B. The Company respectfully advises the Staff that the Technical Summary Report reported 100% of the total mineral resource and reserve estimates of the Boffa Mine, in which the Company owns 85% interests. In accordance with Item 1303(b)(3)(iii) of Regulation S-K, the disclosures of mineral resources and reserves of Boffa Mine on pages 65 and 66 of the Company’s 2021 Form 20-F are only for the portion of the resources or reserves attributable to the Company’s interest in the Boffa Mine.

9.	We note disclosures on pages 7, 53 and 54 of the Technical Report Summary indicating that proven and probable reserves were 131.41 Mt as of December 31, 2021 (based on a May 2017 estimate of 153.08 Mt less subsequent production), while disclosures on page 56 indicate that present reserves are correlated with mine production for 12 years.

However, the economic analyses presented on page 80 of the Exhibit appear to be based on 22 years of production, which suggests that bauxite tonnage utilized in establishing economic viability includes material that does not qualify as proven and probable reserves, i.e. material underlying assumed production during years 13 through 22.

Under Item 1300 of Regulation S-K, the term mineral reserve is defined as an estimate of tonnage and grade of indicated and measured mineral resources that can be the basis of an economically viable project, i.e. the economically mineable part of a measured or indicated mineral resource which would be the proven and probable reserves utilized in a feasibility study. Therefore, the economic analyses in the Technical Report Summary do not appear to correlate with your estimates of proven and probable reserves.

Please discuss these observations with the qualified persons and tell us how you propose to address these concerns. We expect that you will need to obtain and file a revised Technical Report Summary, having correlation between the reserve definitions, reserve estimates, and underlying assessments of economic viability.

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Mr. Joseph Klinko and Ms. Lily Dang

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the qualified person has prepared the Revised Exhibit 96.1 to address such comment. For the revised disclosures, please refer to pages 56, 78 to 85, 87 and 88 of Exhibit B.

10.	We note that some information listed under the heading "Dependence on Data Provided by Registrant" on page 103 of the Technical Report Summary does not clearly fall within the categories of information or aspects of modifying factors for which such reliance is permissible under Item 1302(f)(1) of Regulation S-K.

If more than one qualified person has been involved in preparing the Technical Report Summary, you and the technical persons will need to follow the requirements in Item 1302(a)(3), (b)(1)(i), (b)(4)(ii), and (b)(5) of Regulation S-K. If the qualified person has relied upon information and documentation from a third party specialist who is not a qualified person, the qualified person may not disclaim responsibility for such information as stated in Item 1302(b)(6)(ii) of Regulation S-K.

Please discuss these matters with the qualified person and submit any disclosure revisions that you propose to conform to these requirements. We expect that you will need to obtain and file a revised Technical Report Summary from the qualified person(s) that clarifies the nature and scope of reliance being placed on data provided by the company and how each item listed in this section aligns with the permissible categories referenced above.

The qualified person should ensure that reliance is limited to information within the permissible categories and that all disclosures prescribed by Item 1302(f)(2) of Regulation S-K are provided in this section.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the qualified person has prepared the Revised Exhibit 96.1 to address such comment. For the revised disclosures, please refer to page 103 of Exhibit B.

*       *      *

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Mr. Joseph Klinko and Ms. Lily Dang

If you have any questions or wish to discuss the foregoing, please contact us or the Company’s U.S. counsel, Mr. Ching-Yang Lin of Sullivan & Cromwell (Hong Kong) LLP at +852-2826-8606 or via e-mail at linc@sullcrom.com. Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ge Xiaolei
Ge Xiaolei
Chief Financial Officer and
Secretary to the Board

cc:	Ching-Yang Lin, Esq., Partner
Chun Wei, Esq., Of Counsel
(Sullivan & Cromwell (Hong Kong) LLP)

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